# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CNBX Pharmaceuticals Inc., CIK 0001343009
CUSIP: 13764M209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: #3 Bethesda Metro Center, Suite 700, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,420,088; sole dispositive power 0; shared dispositive power 3,420,088; aggregate amount beneficially owned 3,420,088 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 4 to Statement on Schedule 13G (''Amendment No. 4''), such shares and percentage are based on 33,861,352 shares of common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') outstanding as of February 28, 2025, as disclosed in the issuer's Quarterly Report on Form 10-Q for the fiscal period ended February 28, 2025, filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on April 14, 2025 (the ''Form 10-Q''). Beneficial ownership consists of 3,046,323 shares of Common Stock held directly by the reporting person and 373,765 shares of Common Stock issuable upon conversion of a senior secured convertible note (the ''Note'') held directly by the reporting person, which conversion is subject to a 9.99% beneficial ownership limitation provision (the ''Blocker'').
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,420,088; sole dispositive power 0; shared dispositive power 3,420,088; aggregate amount beneficially owned 3,420,088 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 4, such shares and percentage are based on 33,861,352 shares of Common Stock outstanding as of February 28, 2025, as disclosed in the Form 10-Q. Beneficial ownership consists of 3,046,323 shares of Common Stock held indirectly by the reporting person and 373,765 shares of Common Stock issuable upon conversion of the Note held indirectly by the reporting person, which conversion is subject to a 9.99% Blocker.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,420,088; sole dispositive power 0; shared dispositive power 3,420,088; aggregate amount beneficially owned 3,420,088 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Amendment No. 4, such shares and percentage are based on 33,861,352 shares of Common Stock outstanding as of February 28, 2025, as disclosed in the Form 10-Q. Beneficial ownership consists of 3,046,323 shares of Common Stock held indirectly by the reporting person and 373,765 shares of Common Stock issuable upon conversion of the Note held indirectly by the reporting person, which conversion is subject to a 9.99% Blocker.

## Item 1. Issuer
Name of issuer: CNBX Pharmaceuticals Inc.
Address of issuer's principal executive offices: #3 Bethesda Metro Center, Suite 700, Bethesda, MD 20814

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the SEC on March 6, 2023 (the "Schedule 13G"), as amended by Amendment No. 1 to Schedule 13G filed by the Reporting Persons with the SEC on February 13, 2024 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13G filed by the Reporting Persons with the SEC on November 14, 2024 ("Amendment No. 2") and as amended by Amendment No. 3 to Schedule 13G filed by the Reporting Persons with the SEC on February 13, 2025 ("Amendment No. 3" and together with Amendment No. 1 and Amendment No. 2, the "Amendments"), pursuant to which the Reporting Persons have agreed to file this Amendment No. 4 and all subsequent amendments to this Amendment No. 4, the Schedule 13G and the Amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 4 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 4 is to amend and supplement the Schedule 13G and the Amendments in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G and in the Amendments.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 4 and is incorporated herein by reference for each such Reporting Person. The share amounts and ownership percentages reported are based on 33,861,352 shares of Common Stock outstanding as of February 28, 2025, as disclosed in the Form 10-Q.

3i holds (i) 3,046,323 shares of Common Stock and (ii) the Note in the principal amount of approximately $868,426, which is convertible into up to 373,765 shares of Common Stock, assuming conversion at the alternate conversion price of the Note as of March 31, 2025, as a result of the triggering of the 9.99% Blocker contained in the Note, which prohibits 3i from converting the Note for shares of Common Stock if, as a result of such conversion, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to such conversion.

Consequently, 3i is the beneficial owner of 3,420,088 shares of Common Stock (the "Shares"). 3i is the beneficial owner of the Shares and has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class: 9.9 %
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 3,420,088

(B) 3i Management: 3,420,088

(C) Mr. Tarlow: 3,420,088
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 3,420,088

(B) 3i Management: 3,420,088

(C) Mr. Tarlow: 3,420,088

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (05/13/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (05/13/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (05/13/2025)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated March 6, 2023 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on March 6, 2023).